

July 29, 2021

SSR MINING ANNOUNCES THE SALE OF ITS NON-CORE ROYALTY PORTFOLIO FOR TOTAL CONSIDERATION OF US$100 MILLION

DENVER CO – SSR Mining Inc. (NASDAQ/TSX: SSRM, ASX: SSR) ("SSR Mining" or "the Company") announced today that it has entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments ("Royalty Portfolio") to EMX Royalty Corporation (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) ("EMX") for total consideration of US$100 million (the "Transaction"). This consideration includes US$33 million in cash, US$33 million in EMX shares, and US$34 million in deferred compensation payments to be delivered upon achievement of clearly defined project development milestones. The cash and equity components of the consideration, totaling US$66 million, will be payable upon closing of the Transaction. Upon the Transaction's close, expected by the fourth quarter of 2021, SSR Mining will hold a ~12% equity ownership interest in EMX.

The Transaction realizes significant value for a non-core asset portfolio, and is accretive to SSR Mining against analyst consensus valuations. SSR Mining's Royalty Portfolio consists of 18 royalty interests and various deferred consideration interests. These include royalty interests in the Gediktepe and Yenipazar projects in Turkey, as well as interests in a number of exploration and development stage projects across the Americas owned by various operators, including Nevada Gold Mines, Industrias Peñoles, Endeavour Silver, Aftermath Silver, Argonaut Gold and AbraSilver Resource.

EMX is a royalty company with a diverse portfolio of metals royalties, exploration properties and strategic investments. EMX currently holds ~160 royalties, including a 1% GSR royalty on portions of Nevada Gold Mines' Leeville, Turf, and other underground gold mining operations in Nevada, a 4% NSR royalty on the Balya Property in Turkey and a 0.5% NSR royalty on the Timok Project and the Cukaru Peki discovery in Serbia. EMX is in the business of organically generating royalties from its portfolio of more than 70 mineral property interests and augments that strategy with royalty acquisitions and strategic investments.

Advisors and Counsel

Scotiabank acted as exclusive financial advisor to SSR Mining while Stikeman Elliott LLP acted as legal counsel.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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